United States
Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)
Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and
Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Caesarstone Ltd.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

M 20598 104
(CUSIP Number)

Mrs. Tom Pardo
 MIFALEI SDOT-YAM AGRICULTURAL COOPERATIVE SOCIETY LTD.
Kibbutz Sdot-Yam, MP Menashe 3780400, Israel
+972-4-6109250
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 11, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
_____________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons MIFALEI SDOT-YAM AGRICULTURAL COOPERATIVE SOCIETY LTD.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (*) (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 14,029,494
	9	Sole Dispositive Power 10,440,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,029,494
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 40.8%
14	Type Of Reporting Person CO(**)

(*)The Reporting Person may be deemed a member of a group for purposes of this Schedule 13D. The other member of the group is Tene Investments in Projects 2016 Limited Partnership (“Tene”). The Reporting Person is separately filing this report on Schedule 13D from Tene, the other member of the group.

(**) The Reporting Person is an agricultural cooperative society, a unique Israeli corporation founded in order to promote interaction between its members, to improve their living conditions, their mutual businesses (mainly agriculture) and their manufacturing methods.

CUSIP No. M 20598 104	13D/A

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D amends and supplements the Statement on Schedule 13D filed by MIFALEI SDOT-YAM AGRICULTURAL COOPERATIVE SOCIETY LTD. (“Mifalei Sdot Yam” or the “Reporting Person”) with the United States Securities and Exchange Commission (the “SEC”) on September 14, 2016 (the “Schedule 13D”), as amended by Amendment No. 1 thereto filed on October 26, 2016 and Amendment No. 2 thereto filed on February 21, 2018, relating to the Ordinary Shares, par value NIS 0.04 per share (the “Ordinary Shares”), of Caesarstone Ltd., an Israeli corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 3.          Source and Amount of Funds or Other Consideration

Item 4 of the Schedule 13D is hereby amended by adding the following information at the end thereof:

The information in Item 4 of the Schedule 13D is incorporated by reference herein to the extent applicable.

Item 4.          Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following information at the end thereof:

As members of the Issuer’s board of directors, Ariel Halperin and Dori Brown are appointees of Tene and Amit Ben Zvi is an appointee of the Reporting Person, in each case, pursuant to the Shareholders’ Agreement.

Between May 11, 2018 and December 14, 2018, Tene acquired 2,589,494 Ordinary Shares in a series of open market transactions, at prices ranging from $12.50 to $16.35 per share, using funds derived from capital contributions from its limited partners. Details by date, listing the number of Ordinary Shares acquired and the weighted average price per share for these transactions, are provided below. The Reporting Person undertakes to provide, upon request by the staff of the SEC, the Issuer or a security-holder of the Issuer, full information regarding the number of shares acquired at each separate price for each of the transactions below.

Date	Ordinary Shares Acquired	Weighted Average Price per Ordinary Share
May 11, 2018	330,000	$12.9281
May 14, 2018	238,148	$13.3297
May 15, 2018	198,783	$13.6377
May 16, 2018	559,395	$14.4904
May 17, 2018	337,561	$15.9297
May 21, 2018	69,852	$15.2744
May 22, 2018	52,615	$15.3014
May 23, 2018	106,737	$15.4012
May 24, 2018	155,991	$15.3307
May 25, 2018	25,000	$15.2618
May 29, 2018	3,400	$14.4820
May 30, 2018	66,892	$14.7876
May 31, 2018	42,500	$15.2241
June 4, 2018	9,331	$15.8000
November 12, 2018	104,716	$14.5132
November 13, 2018	2,931	$14.5991
November 14, 2018	117,980	$14.6474
November 15, 2018	30,300	$14.6687
December 6, 2018	21,495	$15.5324
December 13, 2018	65,867	$14.5447
December 14, 2018	50,000	$14.6535

Item 5.          Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety by inserting the following information:

(a) – (b)

The following sets forth, as of the date hereof, the aggregate number of Ordinary Shares and percentage of Ordinary Shares beneficially owned by the Reporting Person, as well as the number of shares of Ordinary Shares as to which the Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, based on 34,395,170 Ordinary Shares outstanding as of August 20, 2019, as reported by the Issuer in its report of foreign private issuer on Form 6-K, furnished to the SEC on August 22, 2019.

Amount beneficially owned:  14,029,494
Percent of class:  40.8%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 14,029,494
Sole power to dispose or to direct the disposition of: 10,440,000
Shared power to dispose or to direct the disposition of: 0

The Reporting Person shares the power to vote or direct the vote over 14,029,494 ordinary shares, consisting of (i) 3,589,494 Ordinary Shares directly held by Tene, over which the Reporting Person may be deemed to have voting power pursuant to the voting agreements described in Item 4, (ii) 8,440,000 Ordinary Shares directly held by the Reporting Person and (iii) 2,000,000 Ordinary Shares subject to the Call Option. The Reporting Person has sole power to dispose or direct the disposition of 10,440,000 Ordinary Shares, consisting of (i) 8,440,000 Ordinary Shares directly held by the Reporting Person and (ii) 2,000,000 Ordinary Shares subject to the Call Option.

(c)  Item 4 above summarizes certain provisions of the Term Sheet and is incorporated herein by reference. Except as described above pursuant to the Term Sheet, during the past 60 days, none of the Reporting Person or Related Persons has effected any transactions in the Ordinary Shares.

(d)  None.

(e)  Not applicable.

CUSIP No. M 20598 104	13D/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       October 22, 2019

MIFALEI SDOT-YAM AGRICULTURAL COOPERATIVE SOCIETY LTD.

By:/s/ Tom Pardo Name: Tom Pardo Title: CFO By:/s/ Shai Bober Name: Shai Bober Title: CEO